Cenovus oil sands production increases 33%
Cash flow up 37% on higher volumes and prices

- Combined oil sands production at Foster Creek and Christina Lake averaged almost 125,000 barrels per day (bbls/d) net in the second quarter, up 33% from a year earlier.
- Production at Christina Lake averaged nearly 68,000 bbls/d net in the second quarter, an increase of 77% when compared with the same period a year earlier as phase E reached its design capacity.
- Foster Creek production averaged almost 57,000 bbls/d net in the quarter, an increase of 3% from the second quarter of 2013.
- Steaming at Foster Creek's phase F expansion began in May.
- Cenovus generated nearly $1.2 billion in cash flow, a 37% increase when compared with the same period in 2013 due to increased production and higher commodity prices.

"Cenovus generated record cash flow in the second quarter, with strong contributions from all of our business operations," said Brian Ferguson, Cenovus President & Chief Executive Officer. "Once again, we've been able to generate predictable, reliable results and deliver growing total shareholder return."

Production & financial summary			
(for the period ended June 30) Production (before royalties)	2014 Q2	2013 Q2	% change
Oil sands total (bbls/d)	124,827	93,797	33
Conventional oil[1] (bbls/d)	76,861	77,330	-1
Total oil (bbls/d)	201,688	171,127	18
Natural gas (MMcf/d)	507	536	-5
Financial ($ millions, except per share amounts)			
Cash flow[2]	1,189	871	37
Per share diluted	1.57	1.15	
Operating earnings[2]	473	255	85
Per share diluted	0.62	0.34	
Net earnings	615	179	244
Per share diluted	0.81	0.24	
Capital investment	686	706	-3

[1] Includes natural gas liquids (NGLs) and Pelican Lake production.
[2] Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the earnings reconciliation summary in the operating earnings table.

Calgary, Alberta (July 30, 2014) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) achieved strong second quarter results as the company benefited from increased oil production and higher commodity prices, contributing to a significant increase in cash flow compared with the same period a year earlier.

Cenovus's oil sands production averaged almost 125,000 bbls/d net in the second quarter, up 33% from a year earlier, primarily driven by strong performance at the company's Christina Lake project. Christina Lake production increased 77% from the second quarter of 2013, averaging nearly 68,000 bbls/d net as phase E reached its design capacity and the company completed a planned partial turnaround with minimal impact to production.

Foster Creek performed in line with expectations, achieving production that averaged almost 57,000 bbls/d net in the second quarter, up 3% from the same period in 2013. Through the remainder of the year, the company expects the steam to oil ratio (SOR) at Foster Creek to be at the upper end of its annual guidance range of 2.6 to 3.0 as steaming of the phase F expansion continues. First production from phase F wells is expected in the fourth quarter.

Cash flow for the quarter was almost $1.2 billion, an increase of 37% from the same period in 2013. The increase was driven by 34% higher operating cash flow from the company's oil and natural gas producing assets, largely due to a year-over-year increase in oil sands production and higher crude oil and natural gas prices. In addition, current tax and exploration expenses were lower in the quarter than in the same period in 2013. Cenovus's strong performance from its oil sands and conventional oil and natural gas producing assets more than offset a decline in refining operating cash flow due to lower market crack spreads and higher crude oil feedstock costs. Cenovus had free cash flow in the quarter of $503 million.

"We're pleased with the solid growth in our oil sands production, supported by strong cash flow from both our conventional and refining assets," said John Brannan, Executive Vice-President & Chief Operating Officer. "This continues to demonstrate the value of our integrated business strategy."

Strengthening our leadership team
As Cenovus continues to ensure it has adequate transportation capacity to move its growing production to market, the company has added new expertise to its leadership team. Robert (Bob) Pease joined Cenovus in June as the company's Executive Vice-President, Markets, Products & Transportation. He is responsible for all commercial activities associated with crude oil, natural gas and natural gas liquids as well as the company's refining business. With more than 34 years of experience in refining, marketing and transporting oil, he will be responsible for developing and executing strategies that help Cenovus maximize the return it receives for its products across the value chain.

The company has also added new expertise to support its growing capacity to ship crude oil by rail to access higher value markets. Kent Avery has joined Cenovus's management team as Vice-President, Rail. He has extensive experience in rail operations and business development involving the transportation of oil and other petroleum products.

Oil Projects

(Before royalties) (Mbbls/d)	2014		2013					2012
	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands								
Christina Lake	**68**	66	49	61	53	38	44	32
Foster Creek	**57**	55	53	52	49	55	56	58
Oil sands total	**125**	120	103	114	102	94	100	90
Conventional oil								
Pelican Lake	**25**	25	24	25	25	24	24	23
Weyburn	**16**	16	16	16	16	16	17	16
Other conventional[2]	**36**	36	36	34	34	37	39	37
Conventional total	**77**	76	77	75	75	77	80	76
Total oil	**202**	197	179	189	177	171	180	165

Daily production[1]

[1] Totals may not add due to rounding.
[2] Includes NGLs production.

Oil sands

Cenovus has a substantial portfolio of oil sands assets in northern Alberta with the potential to provide decades of growth. The two operations currently producing, Foster Creek and Christina Lake, use steam-assisted gravity drainage (SAGD), which involves drilling into the reservoir and injecting steam at low pressures to soften the thick oil so it can be pumped to the surface. Cenovus is currently building its third major oil sands project at Narrows Lake, which is part of the Christina Lake Region. These projects are operated by Cenovus and jointly owned with ConocoPhillips. Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from several identified emerging projects and additional future developments. The company continues to assess its resources and prioritize development plans to create long-term value.

Christina Lake

Production
- Production at Christina Lake averaged 67,975 bbls/d net in the second quarter, 77% higher than the same period a year earlier due to phase E reaching its design capacity, both on time and on budget. Work to optimize phases C, D and E continues, with incremental production expected in 2015.
- The SOR at Christina Lake was 1.8 in the second quarter, consistent with the same period a year earlier.
- Operating costs at Christina Lake were $12.08 per barrel (bbl) in the second quarter, a 28% decline from the same period a year ago. This was primarily due to higher production volumes. The decrease was partially offset by increased fuel expenses, consistent with higher natural gas prices.

- Non-fuel operating costs were $8.22/bbl, compared with $13.46/bbl in the second quarter of 2013, a 39% decline.
- The netback the company received for its Christina Lake oil production increased 81% to $51.66/bbl in the second quarter compared with the same period of 2013.

Expansions
- The phase F expansion at Christina Lake is on schedule and on budget with about 57% of the project complete. First production is expected in 2016. Cenovus is also working on engineering and procurement for phase G.
- Total capital investment was $183 million, 13% higher compared with the second quarter of 2013. Most of the increase was driven by phase F plant and well pad construction, the drilling of sustaining wells and phase G engineering and procurement.

Foster Creek

Production
- Foster Creek production averaged 56,852 bbls/d net in the quarter, in line with company expectations, representing a 3% increase from the same period a year earlier.
- The SOR at Foster Creek was 2.6 in the second quarter of 2014, compared with 2.4 in the same period of 2013. The SOR is expected to be at the upper end of the company's projected annual range of 2.6 to 3.0 for the remainder of 2014 as the company steams phase F in advance of first production, anticipated in the fourth quarter. The ramp-up to design capacity is expected to take 12 to 18 months after first production.
- During the quarter, the company received regulatory approval for blowdown for two additional well pads. This brings the total number of well pads approved for blowdown at Foster Creek to five. The company expects to begin rampdown of these two additional pads by early 2015. Rampdown is the first phase of the blowdown process, which enables the company to move steam from well pads that no longer need it for continued production to new or existing areas of the reservoir. The company currently has one pad on full blowdown and two well pads on rampdown using methane co-injection. Cenovus continues to monitor conditions in the reservoir to optimize steam placement.
- Operating costs at Foster Creek averaged $19.38/bbl in the second quarter, a 20% increase from the same period a year ago. The majority of the per-barrel operating cost increase was due to higher fuel expenses, consistent with higher natural gas prices and increased consumption.
- Non-fuel operating costs were $14.78/bbl in the quarter compared with $13.36/bbl in the same period of 2013. The increase was mainly associated with higher workforce and workover costs.
- The netback the company received for its Foster Creek oil production rose 4% to $50.15/bbl in the second quarter from the same period in 2013.

Expansions
- The Foster Creek phase F main plant was 96% complete at the end of the second quarter. Capital costs for the F, G and H expansion phases are trending higher as a

result of a decision to incorporate additional learnings from existing operations at Foster Creek and related scope changes. Final capital efficiencies for the expansion will be dependent on SOR performance, costs associated with optimization activity, and debottlenecking, which is expected to increase production capacity and improve operating efficiency.

- Phase G is 73% complete with initial production expected in 2015. Phase H is 48% complete with first production expected in 2016.
- Capital investment was $209 million, an increase of 11% compared with the same period in 2013. The increase was primarily directed to phase F well pad construction and phase F start-up.

Narrows Lake

- Work on phase A was 25% complete at the end of the quarter and site construction, engineering and procurement are progressing.
- The first phase of the project is designed to have production capacity of 45,000 bbls/d gross. Narrows Lake is expected to be the industry's first project to demonstrate solvent aided process (SAP), using butane, on a commercial scale.
- Cenovus invested $45 million at Narrows Lake in the second quarter, compared with $25 million in the same period a year earlier.

Emerging projects

Grand Rapids

- Cenovus received regulatory approval for its 100%-owned Grand Rapids project in the first quarter of 2014. The project, which is located within the Greater Pelican Region, is expected to produce up to 180,000 bbls/d.
- Cenovus is moving forward with phase A, which is expected to produce between 8,000 and 10,000 bbls/d. The company has begun decommissioning an existing SAGD central plant facility that it purchased earlier this year and plans to relocate it to the Grand Rapids site for use at phase A.
- Work continues on the SAGD pilot project, which has two producing well pairs.
- Excluding the central plant purchase, Cenovus invested $5 million at Grand Rapids in the second quarter, compared with $8 million in the same period a year earlier.

Telephone Lake

- Cenovus's 100%-owned Telephone Lake property is located within the Borealis Region of northern Alberta. A revised application and environmental impact assessment (EIA) submitted in December 2011 is advancing through the regulatory process with approval anticipated in the second half of 2014.
- In 2013, Cenovus successfully concluded a dewatering pilot project designed to remove an underground layer of non-potable water sitting on top of the oil sands deposit at Telephone Lake. Approximately 70% of the top water was removed during the pilot and replaced with compressed air. While dewatering is not essential to the development of Telephone Lake, the company believes it could help improve the SOR by up to 30%, which would enhance project economics and reduce its impact on the environment.
- Cenovus invested $19 million at Telephone Lake in the second quarter, compared with $17 million in the same period a year ago. The company plans to drill 13

stratigraphic test wells at Telephone Lake this summer using Cenovus's SkyStrat™ drilling rig.

Conventional Oil

Pelican Lake
Cenovus produces heavy oil from the Wabiskaw formation at its 100%-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. Cenovus has been injecting polymer since 2006 to enhance production from the reservoir, which is also under waterflood.

- Pelican Lake produced an average of 24,806 bbls/d in the quarter, up 4% from the same period a year earlier as additional infill wells came on production and there was increased response from the polymer flood program.
- Cenovus invested $68 million at Pelican Lake in the second quarter, compared with $111 million in the same period a year earlier. Pelican Lake generated $51 million in operating cash flow in excess of capital investment in the second quarter.
- Operating costs at Pelican Lake were $21.23/bbl in the quarter, down from $22.21/bbl in 2013. The decrease was primarily due to higher production volumes and lower workover costs.

Other conventional oil
In addition to Pelican Lake, Cenovus has tight oil opportunities in Alberta, as well as the established Weyburn operation in Saskatchewan that uses carbon dioxide injection to enhance oil recovery.

- Conventional oil production, excluding Pelican Lake, averaged 52,055 bbls/d in the second quarter, a decline of 2% from the same period a year earlier. The decrease primarily reflects production associated with the sale of the company's Shaunavon assets in 2013 and certain of its Bakken assets earlier in the second quarter of this year.
- The transaction to sell the company's operated Bakken assets closed on April 1, 2014, with a gain of $16 million recorded on the sale. Cenovus retained a royalty interest in production from these assets as they are on Cenovus fee title lands.
- Solid operational performance from the company's horizontal drilling program in southern Alberta more than offset expected natural declines in production.
- Production at the Weyburn operation was about 16,485 bbls/d net compared with approximately 15,938 bbls/d net in the second quarter of 2013.
- Operating costs for Cenovus's conventional oil operations, excluding Pelican Lake, were $17.75/bbl, a 9% increase compared with the same period in 2013 due to higher chemical, workforce, repairs and maintenance expenses, partially offset by a decline in electricity costs.
- Cenovus invested $81 million in its conventional oil assets, excluding Pelican Lake, in the second quarter, compared with $130 million a year earlier, due to a decrease in facility spending. These assets generated $188 million of operating cash flow in excess of capital investment in the second quarter.

Natural Gas

	2014		2013					2012
Daily production								
(Before royalties) (MMcf/d)	**Q2**	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural gas	**507**	476	529	514	523	536	545	594

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These properties are managed as financial assets, not production assets, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations because natural gas fuels the company's oil sands and refining operations.

- Natural gas production averaged 507 million cubic feet per day (MMcf/d) in the second quarter, down 5% compared with the same period a year earlier, driven by expected natural declines.
- The company invested $5 million in its natural gas assets in the second quarter, consistent with the same period a year earlier. Natural gas assets generated $157 million in operating cash flow in excess of capital investment.
- Cenovus's average realized sales price for natural gas, including hedges, was $4.85 per thousand cubic feet (Mcf), compared with $3.68 per Mcf in the same quarter of 2013. Higher cash flow from natural gas more than offset the increase in fuel costs at Cenovus's oil sands operations as the company produced more natural gas than it consumed.

Market access

Cenovus is concentrating on finding new customers in North America and around the world and working to ensure it has the ability to move its oil to these customers.

- Cenovus loaded its first unit train at the U.S. Development Group/Gibson Hardisty rail terminal during the second quarter. The company also has a multi-year agreement for unit train loading services at the Canexus Bruderheim rail terminal. In total, Cenovus completed eight unit train deliveries in the first half of the year. The company remains on track to reach 30,000 bbls/d of rail loading capacity by the end of 2014.
- Through their oil sands partnership, Cenovus and ConocoPhillips have a transportation agreement in place with Inter Pipeline (IPL) to receive up to 350,000 bbls/d of diluent via the new Polaris East pipeline. Deliveries on the Polaris line commenced at Foster Creek in July and are anticipated to begin at Christina Lake in September. These deliveries are expected to increase over the next few years as the company's diluent needs grow. The agreement also includes future diluent deliveries to the Narrows Lake project.
- The partnership also has an agreement in place with IPL to ship up to 500,000 bbls/d of oil blend via the planned Cold Lake pipeline expansion. Oil blend deliveries on the Cold Lake expansion are expected to commence in early 2015. The agreement also includes future oil blend shipping capacity from the partnership's Narrows Lake project.

- Cenovus has committed to ship 75,000 bbls/d on Enbridge's Flanagan South system and expects to start moving an initial 50,000 bbls/d in the second half of 2014.
- Cenovus has also committed to move 200,000 bbls/d on the proposed Energy East pipeline, has additional shipping capacity of 175,000 bbls/d on proposed pipelines to the West Coast, and plans to move 75,000 bbls/d on TransCanada's proposed Keystone XL system.

Refining

Cenovus's refining operations allow the company to capture value from crude oil production through to refined products such as diesel, gasoline and jet fuel. This integrated strategy provides a natural economic hedge when crude oil prices are discounted by providing lower feedstock costs to the Wood River Refinery in Illinois and Borger Refinery in Texas, which Cenovus jointly owns with the operator, Phillips 66.

Financial
- Operating cash flow from refining was $219 million in the second quarter, a 32% decline when compared with the second quarter of 2013, due to lower market crack spreads and higher heavy crude oil feedstock costs reflecting increased prices for Western Canadian Select and increased operating expenses.
- Capital investment was $46 million, up from $26 million in the same period a year earlier. Increased capital expenditures were related to planned maintenance and reliability and safety projects.
- Cenovus's refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus's operating cash flow from refining would have been approximately $31 million lower.

Operations
- Cenovus's refineries processed an average of 466,000 bbls/d gross in the quarter, a 6% increase from the same period a year earlier due to reliable refinery performance and an unplanned outage in 2013.
- Together, the two refineries processed an average of 221,000 bbls/d gross of heavy oil in the quarter, compared with 230,000 bbls/d gross in the same period of 2013.
- The refineries produced an average of 489,000 bbls/d gross of refined products in the quarter, a 7% increase from the second quarter of 2013.

Financial

Dividend
The Cenovus Board of Directors declared a third quarter dividend of $0.2662 per share, payable on September 30, 2014 to common shareholders of record as of September 15, 2014. Based on the July 29, 2014 closing share price on the Toronto Stock Exchange of $32.81, this represents an annualized yield of about 3.2%. Declaration of dividends is at the sole discretion of the Board. Cenovus's continued commitment to a meaningful dividend is an important aspect of its strategy to focus on increasing total shareholder return.

Cash flow, earnings and capital investment
- Cenovus generated almost $1.2 billion in cash flow in the second quarter, 37% higher than the same period a year earlier due to increased oil production and higher

oil and natural gas prices, plus decreases in current tax, financing costs and pre-exploration expense. Current tax was $68 million lower than in the second quarter of 2013 due to a favourable adjustment related to previous years and lower U.S. cash flow. This was partially offset by higher Canadian cash flow. Cenovus had a non-recurring pre-exploration expense in the second quarter of 2013 that reduced cash flow.

- Operating cash flow was nearly $1.3 billion in the second quarter of 2014, a 15% increase from the same period a year earlier.
- Operating cash flow from Cenovus's refineries was $219 million, a 32% decline from the same period in 2013 due to increased heavy crude oil feedstock costs and lower market crack spreads that reduced margins. The strong crude oil prices benefited Cenovus's oil and natural gas producing assets, which generated approximately $1.1 billion of operating cash flow, a 34% increase compared with the second quarter of 2013.
- Operating cash flow in excess of capital invested was $48 million from oil sands crude oil, $239 million from conventional oil, $157 million from natural gas and $173 million from refining.
- Operating earnings were $473 million in the second quarter, an 85% increase when compared with the same period a year earlier due to an increase in oil and natural gas prices and oil production volumes and a decrease in exploration expense. This was partially offset by an increase in deferred income tax mainly because of higher Canadian income as well as higher long-term incentive expense that is consistent with a rise in the company's share price.
- Cenovus's net earnings for the quarter were $615 million, more than three times higher than the same period a year earlier. The increase was primarily due to higher operating earnings and a non-operating unrealized foreign exchange gain of $177 million compared with a loss of $97 million a year ago. This was partially offset by an $11 million unrealized risk management loss compared with a gain of $26 million in 2013.
- Capital investment was $686 million in the second quarter, a 3% decline when compared with the same period a year earlier, primarily due to planned reduced spending at Pelican Lake and the company's other conventional operations.

Risk management, G&A expenses and financial ratios
- In the second quarter, Cenovus increased its fixed-price Canadian dollar Brent crude hedge position, adding 14,500 bbls/d of additional protection for expected 2015 oil production at an average price of $113.64/bbl. This increased fixed-price protection for expected 2015 oil production to 18,000 bbls/d at an average price of $113.75.
- Cenovus also added Canadian dollar hedges for 10,000 bbls/d of expected 2015 oil production using Brent collars, establishing a floor price at an average of $105.25/bbl with an average ceiling price of $123.57/bbl.
- Cenovus had a realized after-tax hedging loss of $41 million in the quarter. The company received an average realized price, including hedging, of $78.39/bbl for its oil. The average realized price for natural gas, including hedging, was $4.85/Mcf.
- General and administrative (G&A) expenses were $3.98 per barrel of oil equivalent (BOE) in the second quarter, compared with $3.54/BOE in the second quarter of 2013 due to higher long-term incentives resulting from an increase in the company's share price versus a decline in the same period of 2013.

- Cenovus filed a new $1.5 billion debt shelf prospectus and a new US$2 billion U.S. debt shelf prospectus to replace the previously filed prospectuses. These filings are normal course of business and were completed in order to provide flexibility and maintain efficient access to the debt capital markets.
- Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of between 1.0 and 2.0 times. At June 30, 2014, the company's debt to capitalization ratio was 33% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.2 times.

Operating earnings[1]		
(for the period ended June 30)	**2014**	2013
($ millions, except per share amounts)	**Q2**	Q2
Earnings, before income tax	**824**	280
Add back (deduct):		
Unrealized risk management (gains) losses[2]	**11**	(26)
Non-operating unrealized foreign exchange (gains) losses[3]	**(177)**	97
(Gains) losses on divestiture of assets	**(20)**	-
Operating earnings, before income tax	**638**	351
Income tax expense	**165**	96
Operating earnings	**473**	255

[1] Operating earnings is a non-GAAP measure as defined in the Advisory.

[2] The unrealized risk management (gains) losses include the reversal of unrealized (gains) losses recognized in prior periods.

[3] Includes unrealized foreign exchange (gains) losses on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable and foreign exchange (gains) losses on settlement of intercompany transactions.

Conference Call Today
9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, July 30, 2014, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12 p.m. MT on July 30 until 10 p.m. MT on August 6, 2014, by dialing 855-859-2056 or 416-849-0833 and entering password 57583698. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY
FINANCIAL INFORMATION
Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:
- Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company's assets and for the

comparability of Cenovus's underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.

- Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus's interim and annual consolidated financial statements.

- Free cash flow is defined as cash flow less capital investment.

- Operating Earnings is used to provide a consistent measure of the comparability of our underlying financial performance between periods by removing non-operating items. Operating Earnings is defined as Earnings Before Income Tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings.

- Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company's overall financial strength to steward the company's overall debt position. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the Partnership Contribution Payable or Receivable. Capitalization is defined as Debt plus shareholders' equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus's liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus's most recent Management's Discussion and Analysis (MD&A) available at cenovus.com.

OIL AND GAS INFORMATION

Barrels of Oil Equivalent Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Netbacks For the method of calculation, refer to Cenovus's Annual Information Form (AIF) for the year ended December 31, 2013. Netbacks reported in this news release are calculated as set out in the AIF, using an updated quarterly cost of condensate on a per barrel of unblended crude oil basis, as follows: Christina Lake - $49.30 and Foster Creek - $47.28.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively "forward-looking information") about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as "anticipate", "believe", "expect", "plan", "forecast" or "F", "target", "projected", "could", "focus", "proposed", "schedule", "potential", "may", "strategy" or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projections contained in our 2014 guidance, growing total shareholder return, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected increase in production capacity through optimization activity and debottlenecking, expected future refining capacity, broadening market access, improving cost structures, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including to reduce our environmental impact and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2014 guidance, updated February 13, 2014, available at cenovus.com, is based on an average diluted number of shares outstanding of approximately 757 million. It assumes: Brent US$105.00/bbl, WTI of US$102.00/bbl; Western Canada Select of US$76.00/bbl; NYMEX of US$4.00/MMBtu; AECO of $3.30/GJ; Chicago 3-2-1 crack spread of US$13.50/bbl; exchange rate of $0.98 US$/C$. For the period 2015 to 2023, assumptions include: Brent US$105.00/bbl-US$110.00/bbl; WTI of US$100.00-US$106.00/bbl; Western Canada Select of US$81.00-US$91.00/bbl; NYMEX of US$4.25-US$4.75/MMBtu; AECO of $3.70-$4.31/GJ; Chicago 3-2-1 crack spread of US$12.00-US$13.00; exchange rate of $1.00 US$/C$; and average diluted number of shares outstanding of approximately 782 million.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see "Risk Factors" in our most recent Annual Information Form/Form 40-F, "Risk Management" in our current and annual MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations	**Media**
Susan Grey	Brett Harris
Director, Investor Relations	Media Lead
403-766-4751	**403-766-3420**
Graham Ingram	Reg Curren
Senior Analyst, Investor Relations	Senior Media Advisor
403-766-2849	**403-766-2004**
Anna Kozicky	General media line
Senior Analyst, Investor Relations	**403-766-7751**
403-766-4277	